CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

February 3, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2011
and Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated December 9, 2011 regarding the above referenced filings (the “Comment Letter”). As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

General

1.	Please publicly file your amended Form 10-K and all exhibits.

ANSWER:	The Form 10-K and all exhibits have been filed on EDGAR.

2.
We note your response to comment 2 from our letter dated September 22, 2011. Your proposed disclosure still omits the U.S. Dollar amounts in several instances, including on page 5. Please provide the U.S. dollar amounts in your revised filing.

ANSWER:	We have reviewed the Form 10-K and have included all U.S. Dollar amounts as converted from RMB.

Business, page 1

3.
We note your response to comment 3 from our letter dated September 22, 2011. The corporate organizational chart on page 3 of your proposed disclosure does not reflect the shortened names referenced in the filing, including “Hongda” “Fuyu” and “Fujian Jintai Tourism,” among others. The organizational chart also does not identify Yida (Fujian) Tourism Group Limited and Fujian Yida Tulou Tourism Developments Co., Ltd. as wholly foreign-owned entities (WFOEs). Please revise. Furthermore, please add a “*” to the boxes for Fujian Jiaoguang Media Co. and Yongtai Yunding Resort Management Co. to correspond to the legend at the bottom of the chart that states, “* Each of Fujian Jiaoguang and Yunding Resort Management currently has no material business operations.” Lastly, disclose in the chart that Fuzhou Hongda Commercial Services, Ltd. currently has not operations, as you disclose under “Fujian Jintai Tourism” on page 2 of your proposed disclosure.

ANSWER:	On page 1, we have updated the corporate organizational chart to include all shortened names and to identify the WFOEs.

FETV, page 4

4.	We note your response to comment 7 from our letter dated September 22, 2011. Please provide an English translation for this website.

ANSWER:
On page 4, we included the website and a paraphrased description of what the website states. Specifically, it states that “there were 169.48 color TV sets per 100 urban households, an increase of 1.5%; 101.75 refrigerators, an increase of 2.1%; 98.32 washing machines; and 164.34 air conditioners, an increase of 9.7%.” (2009).

5.
We note your response to comment 10 from our letter dated September 22, 2011. Please disclose for the last two fiscal years the total amount of advertising available on FETV, the total amount sold and the resulting percentage of total advertising sold per fiscal year. In your management’s discussion and analysis, disclose any trends in your sales of advertising time, including with respect to your sales of advertising time during prime hours.

ANSWER:
On page 4, we have disclosed, for the last two fiscal years, the total amount of advertising available on FETV, the total amount sold and the resulting percentage of total advertising sold per fiscal year. We have also discussed the negative trend that we expect due to the new PRC regulations on Broadcast Media.

6.
In addition, with respect to comment 10 from our letter dated September 22, 2011, please confirm that you included advertising agencies when you responded that you do not have any advertising customers that account for more than 10% of your revenues.

ANSWER:	On page 4, we have confirmed that none of our advertising customers, including advertising agencies, account for more than 10% of our revenues.

7.
We note your response to comment 13 from our letter dated September 22, 2011. Please disclose the scope of business activities in Fuyu’s business license, including whether it specifically includes operating an advertising business, and discuss whether Fuyu conducts any operations outside of the scope of its business license.

ANSWER:
On page 4, we disclose that the scope of Fuyu’s business license is for the design, production, distribution and agency of all kinds of domestic advertising. This is consistent with Fuyu’s business operations and Fuyu does not operate outside the scope of its business license.

Tourism, page 5

8.
We note your response to comment 15 from our letter dated September 22, 2011 and your proposed disclosure on page 5 that you “expect to” generate revenue from both Yunding Park and Hua’an Tulou Cluster. Please revise your disclosure, if true, to indicate that you “are” generating revenue from these locations.

ANSWER:	On page 5, we revised our disclosure to state that we do generate revenue from both Yunding Park and Hua’an Tulou Cluster.

9.
We note your expectation that your tourism business will be the primary source of your revenue over the next few years. As your tourism revenue is directly related to the number of visitors at your destinations, please disclose the number of visitors at each tourist destination during the last two fiscal years. Expand your management’s discussion and analysis to address any material changes or trends with respect to the same.

ANSWER:
On page 5, we have disclosed the number of visitors at each of our destinations during the last two fiscal years. We have also addressed material trends for our tourism business in the management’s discussion and analysis section.

10.
With respect to each tourism destination, identify which corporate entity is a party to the contractual arrangements you have entered into with the respective local governments. Please revise the references in your disclosure to “contractual arrangements” in order to clearly identify the names or such contracts and each of the relevant parties. Disclose the material terms and conditions of each contract in your revised disclosure. Please ensure that each contract is filed as an exhibit to your amended Form 10-K.

ANSWER:

Yunding Park, page 5

11.
We note your proposed disclosure that Hong Kong Yi Tat shall be entitled to the ticket sales revenue with RMB 5 million deducted in the first 10 years. Please revise your disclosure to clarify whether the RMB 5 million will be deducted from ticket sales in each year of the first 10 years or whether a total of RMB 5 million will be deducted over the course of the first 10 years. To provide context, disclose the amount of your ticket sales in the last year.

ANSWER:	On page 5, we have disclosed that the RMB 5 million will be deducted over the course of the first 10 years. We are not required to pay RMB 5 million per year for the first ten years.

Hua’an Tulou Cluster, page 5

12.
We note your proposed disclosure that Hong Kong Yi Tat shall pay 16% to Hua’an County government in the first five years. Please clarify to what amount these percentages pertain (e.g. ticket price, revenue, etc.). In order to provide context for your disclosure, disclose the current ticket price of the Dadi Tulou Clusters.

ANSWER:	On page 5, we clarified our disclosure to state that the 16% is of gross ticket sales. We have also disclosed that the current ticket price of the Dadi Tulou Clusters is RMB 90 or ($14.50 USD).

Ming Dynasty Entertainment World, page 6

13.
We note your disclosure provided in response to comment 16 from our letter dated September 22, 2011 that, “[a]s of December 31, 2010, China Yida and Anhui Xingguang have contributed a total of RMB 100 million to the Project Company.” Please disclose the amount contributed by each entity.

ANSWER:
On page 6, we revised our disclosure to state that “[o]f the RMB 100 million ($15,800,000 USD) that has been contributed, we have contributed RMB 60 million ($9,500,000 USD) and Anhui Xingguang has contributed RMB 40 million ($6,300,000 USD).”

The City of Caves, page 7

14.
Revise your disclosure to clarify whether the payment of 5% of ticket sales per year during the second five years and 8% of ticket sales per year from the 11th year refer to the amount paid to Fenyi County government or retained by Fujian Yida.

ANSWER:	On page 7, we have revised our disclosure to state that we will be required to pay 5% of gross ticket sales to Fenyi County government.

Regulations, page 9

15.	Please expand your disclosure to describe each of the following regulations:

-	The PRC Pricing Law;
-	The State Council’s Regulations on Scenic Spots;
-	The National Development and Reform Commission’s Circular on Further Standardizing the Administratino over the Price of Entrance Tickets to Sightseeing Spots (2005) and the Notice on Further Improving Administration of Scenic Spots’ Admission Price (2007);
-	The Notice on Regulating the Ticket Price of Scenic Spots (2008); and
-	The State Council’s Opinions on Accelerating the Development of Tourism Industry (2009).

In addition, address any other regulations concerning scenic spots promulgated by the provinces in which your destinations are located. Disclose whether you are in compliance with each of these regulations and explain what actions you take to remain in compliance with them. If you believe any of these regulations are not applicable to your business, please explain the basis for such relief.

ANSWER:	On page 10, we have revised the disclosure to address these PRC regulations. We have also disclosed that we are in compliance with each regulation.

16.	We note your response to comment 5 from our letter dated September 22, 2011.

-	Please expand your disclosure to discuss the regulations applicable to foreign invested enterprises and wholly foreign owned enterprises.
-	Please further revise your proposed disclosure to explain your compliance with the Administrative Measure on Foreign-Invested Advertising Enterprises.
-	Discuss the recent prohibition by the local government and domestic media authorities on the broadcasting of shopping programs, mini ads and certain medical advertisements by specialized channels such as FETV. Identify the authorities and when the prohibition commenced.
-	Disclose whether you are in compliance with the regulations identified in this section and explain what actions you take to remain in compliance with them.

ANSWER:
On page 10, we have expanded our disclosure to include regulations applicable to foreign invested enterprises and wholly foreign owned enterprises. We have also expanded our disclosure with respect to advertising enterprises and that we believe that we are in compliance with all PRC regulations.

17.	Please expand your disclosure to address the actions you have taken, if any, to ensure that the advertisements provided to you are in compliance with relevant PRC advertising laws and regulations.

ANSWER:	On page 10, we have expanded our disclosure to state that the head of FETV reviews and approves all advertisements to make sure they are in compliance with the new regulations.

18.
We note your responses to comments 6, 11 and 12 from our letter dated September 22, 2011. Please explain to what the list of business segments included in your response to comment 11 pertains. In addition, please explain how you reached your conclusion that Fuyu is not a television station or channel that it does not engage in the operation of television programs. Furthermore, explain why Fuyu’s ownership by a WFOE would not be considered direct ownership by a foreign investor for purposes of the relevant regulations. Provide supporting citations to the relevant regulations.

ANSWER:
On page 10, we have explained our conclusion that Fuyu is not a television state that engages in the operation of television programs. We also explain why Fuyu’s ownership is not considered direct ownership by a foreign investor for purposes of the relevant regulations.

Risk Factors, page 10

Risks Relating to Our Business, page 10

“We may be unable to continue our land use rights…” page 11

19.
We note your response to comments 19 and 29 from our letter dated September 22, 2011. Please revise your disclosure to clearly state that you have not yet contracted with local governments for land-use rights. Expand your disclosure to explain the administrative process you are undergoing to obtain such rights. In addition, please disclose:

●	the terms of the land use rights you have obtained from the PRC government;
●	whether you intend to or are required to purchase land-use rights from the PRC government with respect to the locations in which you anticipate obtaining land use rights from the local governments; and
●	the terms of the land-use rights you expect to obtain from local governments and when you anticipate receiving such rights.

ANSWER:
On page 12, we have revised our disclosure to clearly state that we have not yet contracted with local governments for land-use rights. We also explain the terms of the land use rights that we have negotiated and expect and the process for obtaining such land-use rights.

“Our ability to manage and operate Fujian Jiaoguang under the VIE agreements…,” page 11

20.
We note your proposed disclosure that in the past two years you have effectively removed all operations and revenues out of Fujian Jiaoguang. However, you also disclose that your plans for future growth are based substantially on growing the operations of your tourism business “including Fujian Jiaoguang.” Please clarify.

ANSWER:
On page 12, we have removed this risk factor because Fujian Jiaoguang is our only VIE and it no longer has operations because of our change in corporate structure. Therefore, we do not think this poses a significant risk.

“A failure to expand our media operations or government regulations restricting the media industry in China…,” page 11

21.
We note your response to comment 20 and that 30% of your advertising revenues are attributable to the types of ads recently banned by the local authorities and domestic media authorities. Please identify the authorities and when the prohibition commenced. Discuss this known trend in your management’s discussion and analysis, and quantify its impact on your operations and liquidity and capital resources.

ANSWER:
On page 12, we have identified the authority that has published the new regulation and discussed the details of the PRC Broadcasting Measures restrictions. We have also disclosed noticeable trends from this new PRC regulation.

Risks Related to the People’s Republic of China, page 13

“Any failure of our Variable Interest Entity or its shareholders...” page 13

22.
We note your response to comment 23 from our letter dated September 22, 2011 and your proposed disclosure that the failure of Mr. Chen or Ms. Fan to abide by the terms of the variable interest contractual arrangements could cause a material adverse effect on your business. If substantially all of our operations and revenues have been taken out of this entity (as indicated on page 11), expand your disclosure to explain how this event could have a material adverse effect on your business.

ANSWER:
On page 14, we have removed this risk factor because Fujian Jiaoguang no longer has operations and all operations have been transferred to our wholly owned subsidiaries. Because of our change in corporate structure, we do not think this poses a significant risk.

“The failure to extend our exclusive agreement with Fujian Education Media…” page 13

23.
Please expand your disclosure to clarify whether they are any restrictions on Fujian Education Media’s ability to choose not to renew the contract with you based on its evaluation of your potential for future operating results.

ANSWER:
On page 14, we disclosed that there is no restriction on Fujian Education Media’s ability to choose not to renew the contract with Fuyu based on its evaluation of our potential for future operating results.

“Requirement of statutory reserve…,” page 16

24.
We note your response to comment 25 from our letter dated September 22, 2011 and your proposed disclosure that Fujian Yida Travel Service Co., Ltd. made a capital contribution of 10 million RMB in 2011. Please clarify what percentage of its registered capital this contribution represents.

ANSWER:	On page 17, we clarify that the capital contribution made of 10 million RMB (approximately $1,570,000) is 100% of its registered capital.

Properties, page 20

25.	We note your response to comments 27 and 28 from our letter dated September 22, 2011. Please revise your disclosure to include your responses to these comments.

ANSWER:
On page 21, we include in our disclosure that we do not possess the land-use rights but have submitted an application and are waiting on approval from the appropriate local government. We will provide additional disclosure once we obtain approval.  We also stat that “[w]e do not need to obtain the land use rights to manage the Golden Lake and Tulou, Yunding Park. As to Yang-Sheng Paradise and the City of Caves, we started the road construction toward the tourist sites, but have not started the site construction. As to Ming Dynasty, we only finished the design and plan of the site and have not started the site construction.”

26.
We note your proposed disclosure that you expect the cost of the land use rights with respect to the 790 acres you intend to obtain to be between $515 and $15,444 per acre. In light of this large price range, please expand your disclosure to indicate the portion of the land you expect to be at both the high end and the low end of the price range.

ANSWER:	On page 21, we expand our disclosure to indicate the reason for the large discrepancy

Directors, Executive Officers and Corporate Governance, page 33

27.	We note your response to comment 51 from our letter dated August 2, 2011. Please revise your table on page 33 to reflect Ms. Fan’s position as your Chief Operating Officer.

ANSWER:	On page 34, we have revised the table to include Chief Operating Officer as Ms. Fan’s position.

Executive Officers, page 40

28.	We note your response to comment 55 from our letter dated August 2, 2011. Please revise your disclosure to indicate the dates in which Mr. Zhang worked at Etech Securities, Inc.

ANSWER:	On page 41, we have updated Mr. Zhang’s bio to state that he was at Etech Securities from June 2005 until January 2008.

Compensation of Directors, page 42

29.	Please disclose why Mr. Marks receives different director compensation than the other non-executive directors.

ANSWER:
On page 43, we disclosed that Mr. Marks received different director compensation because of his prior experience with U.S. GAAP and his additional responsibilities as Chairman of the Audit Committee. Additionally, we noted that Mr. Marks does not reside in China and the other two independent directors do reside in China so there is a difference of cost of living and salary expectations.

Summary Compensation Table, page 43

30.
We note your response to comment 60 from our letter dated August 2, 2011. Please confirm that the aggregate grant date fair value you report for the option awards was computed in accordance with FASB ASC Topic 718 and reflects the value of all of the options awards, including those that have not yet vested, as of the date they were granted. In addition, please tell us where your discussion of the stock option grants is located in your narrative disclosure to the summary compensation table. See Item 402(o)(4) of Regulation S-K.

ANSWER:
On page 45, we have updated the discussion of stock option grants to include the additional 30,000 stock options that Michael Marks received on March 17, 2011, the 75,000 stock options that Wei Zhang received on January 21, 2011 and the 75,000 stock options that George Wung received on January 21, 2011. These stock options were included I the narrative disclosure to the summary compensation table because they were also included in the compensation table. We have also confirmed that the aggregate grant date fair value we reported for the option awards was computed in accordance with FASB ASC Topic 718 and reflects the value of all of the options awards, including those that have not yet vested, as of the date they were granted.

Certain Relationships and Related Transactions

Rental Expense, page 46

31.
We note your response to comment 56 from our letter dated August 2, 2011. Please explain the relationship between Xin Hengji Holding Company Limited and Fujian Xin Hengji Advertising Co., Ltd. or Fujian Xin Hengji Investment Co., Ltd.

ANSWER:	On page 48, we updated the disclosure to explain the relationship of the entities. Specifically, Chairman Chen Minhua is the 100% controlling shareholder of Xin Hengji Holding Company Limited.

Television Contract, page 46

32.
We note your response to comment 57 from our letter dated August 2, 2011. Please explain how XHJ is a related party to you. As requested in comment 57, please identify the television station, which you refer to as “a Television (‘TV’) Station (Owned by The Chinese Government.” Also file the agreement between the television station and XHJ as an exhibit. If the assignment agreement between XHJ and the company was a separate agreement, also file that agreement as an exhibit.

ANSWER:	On page 48, we explain that XHJ is owned by Chairman Chen and his mother. Chairman Chen owns 80% of XHJ and his mother owns 20%. We also clarify that the television state that we refer to is FETV.

33.
Please clarify the disclosure regarding the television contract. Disclose more specifically who had what obligation under the contract, who was paid or made payments under the contract and how the contract and its assignment operated. Explain why the agreement was between XHJ and the television station rather than between the company and the television station. Disclose what entity at the company conducted the advertising and other media activities and whether these activities were within the scope of that entity’s business license. Disclose what other revenues XHJ was entitled to other than the commercial revenue. Discuss in management’s discussion and analysis how the company received revenues under the arrangement between XHJ and the company. Discuss how the August 1, 2010 FETV Project Management Agreement differs from the prior television contract and arrangement between XHJ, the television station and the company and whether those differences had an impact on your results of operations and liquidity and capital resources.

ANSWER:
On page 47, we clarify the television contract and all parties responsibilities under the television contract. The television contract between XHJ and FETV expired on July 31, 2010 and was not renewed. In lieu of the agreement with XHJ, on July 30, 2010, Fuzhou Fuyu Advertising Co., Ltd. entered into a similar agreement with FETV, pursuant to which, FETV granted Fuyu exclusive management rights for the FETV station. This agreement is for a period of 5 years. From August 1, 2010 to July 31, 2013, Phase I, Fuyu shall pay to FETV an annual payment of RMB 12,000,000 ($1,893,000 USD). From August 1, 2013 to the end of the contract on July 31, 2015, Phase II, that amount will be increased by 20% for each year. The reason that XHJ was a party to the original contract was because it was entered into in 2003 before China Yida or its subsidiaries were operating.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure, page 32

34.
We note your response to comments 36 and 37 in our letter dated September 22, 2011. It appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer and Financial Controller, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended extended educational programs that would provide a sufficient, relevant education relating to U.S. GAAP, and their U.S. GAAP audit experience, if any, primarily consists of the preparation of your U.S. GAAP financial statements. The fact that you hired a consultant to assist you in your design, implementation, and evaluation of internal controls over financial reporting and the accounting for all complex U.S. GAAP issues indicates your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP, and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

ANSWER:
We do not agree with the staff’s assessment that the lack of U.S. GAAP experience constitutes a material weakness. Our company does not have a complex accounting structure and accounting record keeping system. Based on our business models and transactions on a daily basis, our accounting record keeping of those transactions are basically the same as you would record under the U.S. GAAP accounting method. Since there is no difference between U.S. GAAP reporting and our reporting methodology, the basic financial statements are reported under the U.S. GAAP. We work very closely with our consultant (U.S. GAAP reporting and SOX 404(a) compliance), Auditprep Limited in the preparation of our U.S. GAAP financial statements on the quarterly and annual basis. Our consultant reviews our quarterly and annual financial statements before we submit them to our auditor. On the occasions that we have complex accounting issues, we will and have consulted with our consultant. Our consultant also reviews any unusual accounting transactions and reads and comments on our footnote disclosures to make sure we are in compliance with U.S. GAAP.

We have retained our consultant to assist us in U.S. GAAP reporting and SOX 404(a), internal control assessment to compensate for the lack of experienced personnel in these areas. We do not believe that we have material weaknesses or significant deficiencies in working with our consultant. In addition, we have done our internal control assessment with the help of our consultant and our auditors have tested our internal control over financial reporting and issued a clean opinion in this regard. If we did not have experienced personnel in U.S. GAAP reporting and internal control assessment and decided not to retain a qualified consultant to assist us, then we may have material weaknesses. The fact that we retain a qualified consultant to assist us in these areas should not cause us to have a material weakness in internal control over financial reporting.

Form 10-Q for the Quarterly Period ended September 30, 2011

General

35.
Please revise your Form 10-Q to comply with applicable comments on the Form 10-K. For example, in your management’s discussion and analysis, please discuss and quantify the amount of net revenues attributable to each tourist destination. Also disclose the primary sources of revenues from each tourist destination.

ANSWER:	We are working on the amendment to Form 10-Q and will submit an updated response letter when we submit the Form 10-Q/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

36.
We note your response to comment 41 from our letter dated September 22, 2011 on disclosure in your June 30, 2011 Form 10-Q. We note that you continue to attribute the decrease in your advertisement revenues to “the instability of the railway media broadcast revenue.” In your response to comment 41, you state that “[i]nstability means that the program is broadcasting manually by the train attendant, we cannot monitor how he/she broadcasts the tape, or whether he/she has insert [sic] the program tape or not.” Please include this explanation in your disclosure. Expand on this explanation by discussing the terms for playing the “Journey through China on the Train” programming on China’s high-speed railways and how you are compensated. For example, explain whether the railways or its operators determine in their sole discretion whether to broadcast the program or whether they are required to broadcast the program a minimum number of times. Explain whether you are compensated for product placements on the number of times the program is broadcast. If so, and if the broadcasting of the program is in the railway’s or operator’s discretion, disclose the number of times the program was played in each period. To the extent that these terms are not discussed in your 2010 Form 10-K, please revise your Form 10-K to discuss them.

ANSWER:	We are working on the amendment to Form 10-Q and will submit an updated response letter when we submit the Form 10-Q/A.

37.	Please disclose the amount of advertisement revenues generated from FETV and the amount generated from your railway media broadcasts.

ANSWER:	We are working on the amendment to Form 10-Q and will submit an updated response letter when we submit the Form 10-Q/A.

Note 2.a. Basis of presentation, page 5

38.
We note your response to comment 39 in our letter dated September 22, 2011. As previously requested, if true, please disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

ANSWER:	We are working on the amendment to Form 10-Q and will submit an updated response letter when we submit the Form 10-Q/A.

We acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Minhua Chen
China Yida Holding, Inc.
Name: Minhua Chen
Title: Chief Executive Officer